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                               August 22, 2023

       Andy Yeung
       Chief Financial Officer
       Yum China Holdings, Inc.
       101 East Park Boulevard, Suite 805
       Plano, Texas 75074

                                                        Re: Yum China Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37762

       Dear Andy Yeung:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 130

   1. We note that you performed due diligence in connection with your required submission under paragraph (a) of
Item 9C of Form 10-K. Your inquiry appears to have included a review of public
filings, including your material contracts, and a representation concerning your board
of directors. Please tell us whether you reviewed any additional materials as part of
your due diligence inquiry and explain your due diligence supporting the representation
concerning your board of directors. In addition, please tell us whether you have also relied
upon legal opinions or third party certifications such as affidavits as the basis for your
submission.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andy Yeung
Yum China Holdings, Inc.
August 22, 2023
Page 2

      Please contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-
3401 with any questions.



                                                        Sincerely,
FirstName LastNameAndy Yeung
                                                        Division of Corporation
Finance
Comapany NameYum China Holdings, Inc.
                                                        Disclosure Review
Program
August 22, 2023 Page 2
cc:       Lindsey Smith
FirstName LastName